Exhibit 99.1

OLYMPUS PACIFIC MINERALS INC.

Voting Results for the Annual Meeting of Shareholders

Held on May 11, 2010

To:           The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the “Meeting”) of Olympus Pacific Minerals Inc. (the “Corporation”) held on May 11, 2010.

1.           Election of Directors

Management of the Corporation presented to the shareholders its two (2) nominees for directors.  Only two of the five directors were being elected as the other terms had not expired.  The number of shares not voted was 4,112,183. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Corporation to hold office until the next annual meeting:

Name	Votes For	Votes Against	Votes Withheld
Jon Morda	47,123,495 (99.98%)	5,574 (0.01%)	5,333 (0.01%)
Leslie Graham Robinson	40,767,921 (86.49%)	6,362,148 (13.50%)	4,333 (0.01%)

2.           Fixing Director’s Term of Office

At the Meeting the shareholders of the Corporation were asked to approve the fixing of the newly elected director’s term for a period of three years from the date of the Meeting.  The number of shares not voted was 4,112,183.  According to proxies received and vote by a show of hands, Messrs. Jon Morda and Leslie Graham Robinson will have a fixed term expiring at the third annual meeting following the May 11, 2010 Meeting, based on the following results:

Name	Votes For	Votes Against	Votes Withheld
Jon Morda and Leslie Graham Robinson, for a term of 3 years	35,175,245 (74.63%)	11,955,120 (25.36%)	4,037 (0.01%)

3.           Appointment of Auditors

At the Meeting the shareholders were asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the Corporation’s auditor and to authorize the directors to fix the auditor’s remuneration.  The number of shares voted against was 3,574 (0.01%). According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Corporation’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
51,238,845 (99.98%)	4,166 (0.01%)

4.           Ratification of Securities Issuances

At the Meeting, the disinterested shareholders were asked to ratify the allotment, issuance and creation of unsecured subordinated convertible redeemable notes, vested warrants, vesting warrants and agent’s warrants. The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the issuance of notes and warrants was ratified with the following results:

Votes For	Votes Against
47,075,628 (99.89%)	53,067 (0.11%)

5.           Ratification of Shares Issuance to Alchemy Securities Pty Ltd.

At the Meeting, the disinterested shareholders were asked to ratify the allotment, issuance and creation of 951,703 common shares to Alchemy Securities Pty Ltd. The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the issuance of common shares to Alchemy Securities Pty Ltd.  was ratified with the following results:

Votes For	Votes Against
46,161,089 (99.96%)	17,444 (0.04%)

6.           Stock Option Grants to Certain Directors

At the Meeting, the disinterested shareholders were asked to approve the grant of options to purchase up to 3,000,000 common shares of the Corporation at an exercise price of $0.42 per share and the grant of options to purchase up to 3,000,000 common shares of the Corporation at an exercise price of $0.60 per share and expiring on April 1, 2015 to certain directors.  The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the grant of options to certain directors was approved with the following results:

Votes For	Votes Against
27,920,882 (71.69%)	11,028,404 (28.31%)

7.           Stock Option Grants to Corporate Secretary

At the Meeting, the disinterested shareholders were asked to approve the grant of options to purchase 350,000 common shares of the Corporation at an exercise price of $0.42 per share and options to purchase 350,000 common shares at an exercise price of $0.60 per share and expiring on April 12, 2015 to the corporate secretary, Louis Montpellier.  The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the grant of options to the corporate secretary was approved with the following results:

Votes For	Votes Against
36,099,749 (76.60%)	11,028,404 (23.40%)

8.           Re-Approval of Stock Option Plan

At the Meeting, the disinterested shareholders were asked to re-approve the Corporation’s stock option plan providing for the number of shares reserved for issuance under such plan to be equal to 12% of the Corporation’s issued and outstanding share capital at the time of any stock option grant. The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the stock option plan was re-approved with the following results:

Votes For	Votes Against
23,875,263 (68.43%)	11,017,056 (31.57%)

9.           Conversion Price Adjustment for Conversion Shares

At the Meeting, the disinterested shareholders were asked to approve an adjustment to the conversion price of the conversion shares issuable upon the conversion of notes in certain circumstances. The number of shares not voted was 4,112,183. According to proxies received, and vote by show of hands, the conversion price adjustment for conversion shares was approved with the following results:

Votes For	Votes Against
47,074,832 (99.89%)	53,863 (0.11%)